FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1          Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA

Item 2          Date of Material Change

February 22, 2011

Item 3          News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on February 22, 2011.

Item 4 Summary of Material Change

SEC declares Gammon Gold F-4 registration statement effective & Capital Gold mails proxy statement to stockholders seeking approval of Merger Agreement with Gammon Gold

Item 5          Full Description of Material Change

Gammon Gold Inc. (“Gammon”) announced today that the Securities and Exchange Commission (“SEC”), on February 17, 2011, declared effective Gammon’s Registration Statement on Form F-4 regarding the previously announced proposed merger with Capital Gold Corp. (“Capital Gold”). The registration statement includes a proxy statement/prospectus relating to the Capital Gold stockholder vote required to approve the merger and covering shares of Gammon’s common shares to be issued to Capital Gold stockholders under the terms of the merger agreement. Last week, Capital Gold began mailing the proxy statement/prospectus to its stockholders of record as of February 14, 2011, seeking approval of the adoption of the merger agreement at the March 18, 2011 special meeting of its stockholders.

Additional Information About the Merger and Where to Find It

The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Gammon Gold Inc. has filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus and each of Gammon Gold Inc. and Capital Gold Corporation may file with the SEC other documents regarding the proposed transaction. Stockholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained without charge, by directing a request to Gammon Gold Inc., Investor Relations, 56 Temperance Street, Suite 501, Toronto, Ontario, M5H 3V5, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the SEC on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the SEC on May 13, 2010, in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on April 15, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on February 15, 2011. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s Form 10-K/A, which was filed with the SEC on November 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Item 6          Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7          Omitted Information

Not applicable.

Item 8          Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9          Date of Report

February 22, 2011